Exhibit 2.9

ENGLISH TRANSLATION OF ITALIAN ORIGINAL

PRESS RELEASE

NOTICE TO US INVESTORS

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

TELECOM ITALIA SHAREHOLDERS' MEETING HELD

▶	2014 FINANCIAL STATEMENTS APPROVED

▶	DISTRIBUTION OF A PRIVILEGED DIVIDEND OF 2.75 EUROCENTS ON SAVINGS SHARES APPROVED

▶	NEW BOARD OF STATUTORY AUDITORS APPROVED, ROBERTO CAPONE APPOINTED AS CHAIRMAN

▶	MERGER OF TI MEDIA SPA INTO TELECOM ITALIA SPA APPROVED

Rozzano (MI), 20 May 2015

The ordinary and extraordinary sessions of the Telecom Italia Shareholders' Meeting met today chaired by Giuseppe Recchi. The Shareholders' Meeting recorded the presence of 57.13% of the Company's ordinary share capital.

In the ordinary session the Shareholders' Meeting:

▶	approved the 2014 financial statements of Telecom Italia S.p.A. with a 636 million euros profit. The Shareholders' meeting approved the distribution of the privileged dividend of 2.75 eurocents per share to savings shareholders only, with a coupon date of 22 June 2015 and payment from 24 June 2015;

▶	approved the Company’s policy regarding the remuneration of directors and key managers with strategic responsibilities, with reference to the 2015 financial year;

▶	appointed the new Statutory Board of Auditors, which will remain in office until the Shareholders’ Meeting called to approve the financial statements at 31 December 2017, fixing the remuneration at 95,000 euros gross per year for each standing Auditor and 135,000 euros gross per year for the Chairman of the Board of Statutory Auditors.

Based on the slates submitted by the shareholders, 5 standing Auditors and 4 alternate Auditors have been appointed:

-	Standing Auditors Gianluca Ponzellini, Ugo Rock and Paola Maiorana (and alternate Auditors Francesco Di Carlo and Gabriella Chersicla) from slate A, obtaining the highest number of votes (majority slate);

-	Standing Auditors Roberto Capone and Vincenzo Cariello (and alternate Auditors Piera Vitali and Riccardo Schioppo) from the slate submitted by a group of Savings Management Companies and institutional investors, obtaining the second highest number of votes (minority slate).

Auditor Roberto Capone has also been elected Chairman of the Board of Statutory Auditors. The curricula of the newly-appointed members of the Board of Statutory Auditors are available on the Company website www.telecomitalia.com, “Investors” section;

▶	approved the deferral mechanism by means of the liquidation in equity of a portion of the short-term incentive (MBO) 2015.

In the extraordinary session the Shareholders' Meeting:

▶	approved the mandate to increase the share capital to enable the partial liquidation in equity of the short-term incentive for the year 2015;

▶	approved the authorization to convert the “Euro 2,000,000,000 1.125 per cent. Equity-linked bonds due 2022” issued on 26 March 2015 and the increase in the share capital reserved for its conversion;

▶	approved the updating of the Bylaw rules on corporate governance, amending articles 9, 11 and 17 of the company Bylaws. The changes essentially involve a clarification regarding the entitlement to submit slates for the renewal of the Board of Directors and the Board of Statutory Auditors (0.5% of the ordinary capital or less); the introduction of a principle of independence, when renewing the Board of Directors, for at least half of the candidates and elected directors on each slate; the reduction of the majority premium, when renewing the administrative body, to 2/3rds of the Directors to be elected; the attribution to 2 Directors of the power to request the meeting of the Board as a whole;

▶	approved the merger by incorporation of the subsidiary Telecom Italia Media S.p.A. into Telecom Italia S.p.A., as a project defined by the Boards of Directors of the two companies on 19 March 2015, and therefore with the following exchange:
-	0.66 newly issued Telecom Italia ordinary shares for each Telecom Italia Media ordinary share;
-	0.47 newly issued Telecom Italia savings shares for each Telecom Italia Media savings share;

The Ordinary Shareholders' Meeting of Telecom Italia Media S.p.A. already approved the merger on 30 April 2015;

▶	approved the supplements to the Bylaws requested by Telefónica S.A., through Telco S.p.A., pursuant to the ruling by the Agenzia Nacional de Telecomunicacoes (ANATEL), introducing a new article 20-bis. The clause provides that, as per the prescriptions of ANATEL, the exercise of all the administrative rights of Telefónica in Telecom Italia and in its subsidiaries is understood to be suspended for as long as Telefónica remains a shareholder of Telecom Italia or until the aforementioned prescriptions of the Brazilian authority cease to have efficacy.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations